1 VEON issues supplemental Practice Statement Letter Amsterdam, Netherlands, 9 December 2022 21:15 CET: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON) (“VEON” or, together with its subsidiaries, the “Group”), a global digital operator that provides converged connectivity and online services, and its subsidiary VEON Holdings B.V. (the “Company”) refer to the announcement dated 24 November 2022 relating to the launch of the Company’s proposed scheme of arrangement (the “Scheme”) in respect of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”) and the issuance of the Practice Statement Letter on the same date (the “Initial Practice Statement Letter”). The Company has today issued a supplemental Practice Statement Letter in connection with the Scheme (the “Supplemental Practice Statement Letter”). Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Initial Practice Statement Letter, which is available via the Scheme Website at https://deals.is.kroll.com/veon. As set out in the announcement of 24 November 2022, the Scheme originally proposed the following amendments to the 2023 Notes: - an eight-month extension of the respective maturity dates of the February 2023 Notes and April 2023 Notes to October 2023 and December 2023 respectively; - an amendment of the consent and quorum thresholds for ordinary matters and Reserved Matters (as defined in the 2023 Notes Trust Deeds) and excluding beneficial owners of the 2023 Notes who are the target of applicable sanctions laws or regulations that prohibit them from dealing with the 2023 Notes from counting in the consent and quorum thresholds; and - payment of an amendment fee of 75bps payable on the 2023 Notes outstanding on their respective amended maturity dates (the “Amendment Fee”). Following feedback from certain of the 2023 Noteholders, the Company has today informed the Scheme Creditors, by the Supplemental Practice Statement Letter, which is also available via the Scheme Website at https://deals.is.kroll.com/veon, that it has amended the terms of the proposal set out in the Scheme. The enhancements to the terms of the proposed Scheme set out in the Supplemental Practice Statement Letter are:

2 - an increase in the Amendment Fee to 200bps (which will be payable on the new maturity dates of the 2023 Notes on the 2023 Notes outstanding at that time); and - the inclusion of a put right (the “Put Right”) requiring the Company to repurchase 2023 Notes in an aggregate amount of USD 600 million (or, if the principal amount of the 2023 Notes exercising the Put Right is less than USD 600 million, such lower amount), subject to: (i) compliance by the Company with all applicable laws and regulations, including Sanctions laws and regulations; and (ii) VEON Ltd., together with VEON Amsterdam B.V. and the Company, having an aggregate cash balance in their accounts in excess of USD 1 billion (net of the aggregate amount drawn under the Company’s multicurrency revolving facility, which as of today is USD 1,055,000,000) at 9:00 a.m. (CET) on the business day immediately preceding the later to occur of (A) 2 May 2023, and (B) the date the amendments to the 2023 Notes pursuant to the Scheme become effective (the “Cash Balance Test Date”). If the above conditions are satisfied, the Put Right will be exercisable from the first business day following the Cash Balance Test Date. The 2023 Noteholders will then have ten calendar days to exercise the Put Right by complying with procedures specified by the Company. The Put Right will be exercisable at a purchase price of 101 per cent. of the principal amount, together with accrued and unpaid interest. To the extent the aggregate amount of 2023 Notes with respect to which the Put Right has been validly exercised exceeds USD 600 million, the repurchase shall be made on a pro rata basis by reference to the principal amount of 2023 Notes that exercise the Put Right. The Company will undertake pursuant to the Scheme and the amended 2023 Notes Trust Deeds not to (and not to permit any of its subsidiaries, other than VimpelCom, to) tender for any Notes until after the settlement of each validly executed Put Right. Further detail on those amendments to the proposal set out in the Scheme is set out in the Supplemental Practice Statement Letter. Scheme of Arrangement

3 The Scheme is subject to obtaining the necessary majority consents (being a majority in number, representing at least 75% by value, of those beneficial owners of the 2023 Notes present and voting at the Scheme meeting, either in person or by proxy). Any sanctioned beneficial owners of the 2023 Notes and sanctioned persons that may act as custodian for beneficial owners of the 2023 Notes will be excluded from participating in and voting on the Scheme. All actions taken in connection with the Amendments shall be in full compliance with all applicable sanctions laws and regulations, including any economic or financial sanctions laws or regulations as amended from time to time, administered, enacted, or enforced by: the United States; the United Nations; the European Union or any member states thereof; the United Kingdom; Bermuda and other jurisdictions applicable to the Group (excluding the Russian Federation and the Republic of Belarus), and any necessary licenses and approvals issued by the competent sanctions authorities of the foregoing jurisdictions. Next Steps Further details regarding the Scheme and the Amendments are contained in the Initial Practice Statement Letter and Supplemental Practice Statement Letter, each of which are available on the Scheme Website at https://deals.is.kroll.com/veon. The Group is targeting the sanctioning and effectiveness of the Scheme in late January or early February. If the Scheme becomes effective, all of the Scheme Creditors (irrespective of whether or not they voted in favour of the Scheme) will be bound by the terms of the Scheme and the Scheme will alter the rights of the Scheme Creditors. However, completion of the Amendments will be conditional upon obtaining licenses from competent sanctions authorities, to the extent that the Company determines that such licenses are required. The board of directors of the Company recommends to the Scheme Creditors that are entitled to vote on the Scheme that they should vote in favour of and approve the Scheme. Any beneficial owners of the 2023 Notes who wish to discuss the Scheme or the Amendments, and are not designated or otherwise subject to asset freezes or equivalent blocking restrictions under European Union, United Kingdom, United States or other applicable sanctions regimes, are invited to contact VEON (bonds@veon.com) and/or Moelis & Company, who are acting as financial advisors in relation to the Scheme or the Amendments (Marcel.Brouwer@moelis.com). Anticipated Process & Timeline Key Date Steps

4 24 November 2022 Transaction announcement and launch of the Scheme via issuance of the Initial Practice Statement Letter 9 December 2022 Issuance of the Supplemental Practice Statement Letter 20 December 2022 Convening hearing On or after 20 December 2022 Issuance of explanatory statement (and accompanying documents), voting and proxy forms, and notice of Scheme meeting On or after 24 January 2023 Scheme meeting* On or after 30 January 2023 Sanction hearing, filing of sanction order and implementation of the Amendments* *Subject to receipt of any necessary licenses and/or approvals from competent sanctions authorities, if relevant. Important Notice This announcement is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This presentation is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this communication or any part hereof is not intended for any persons in the Russian Federation who are not "qualified investors" within the meaning of Article 51.2 of Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs"), and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. No securities have been and will be registered in Russia and are intended for "placement" or "circulation" in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Elements of this presentation contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

5 Disclaimer This announcement has been prepared by VEON solely for informational purposes. This announcement contains certain forward-looking statements. These forward- looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the Scheme and the closing of the transactions described above. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this announcement and the Group expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this announcement. There can be no guarantee that any contemplated transactions or activities described in this announcement will occur on the terms described herein or at all. This announcement does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Group, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Group in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this announcement is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire or sell any securities of the Group. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities. No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Group or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. The Group shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this announcement. Any transaction entered into as part of the Scheme or the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and

6 the United States, and including securing any necessary licenses and approvals from competent sanctions authorities. Developments with respect to applicable sanctions and export control laws and regulations following the date of this announcement could materially impact the transactions presented herein. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com Moelis & Company Managing Director Marcel Brouwer Marcel.Brouwer@moelis.com